September 21, 2022

VIA EDGAR

Securities and Exchange
Commission 100 F Street, NE

Washington, DC 20549

Attention: Timothy Worthington

Re:	WisdomTree Digital Trust (the “Trust”) on behalf of Itself and WisdomTree Short-Term Treasury Digital Fund (f/k/a WisdomTree Digital Short-Term Treasury Fund) (the “Fund”)

Dear Mr. Worthington:

Enclosed for filing on behalf of the Trust is Pre-Effective Amendment No. 6 to the Trust’s Registration Statement on Form N-1A (“Registration Statement”) pursuant to the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended. Changes included herein also reflect changes noted in a correspondence letter dated September 21, 2022 as filed via EDGAR that responded to oral comments received from the staff of the U.S. Securities and Exchange Commission via telephone on September 19, 2022. The Trust respectfully requests acceleration of the effective date of the Registration Statement pursuant to Rule 461 under the Securities Act so that the Registration Statement may be declared effective as soon as possible. In connection with this request today, the Trust and the Fund's distributor will separately file a Rule 461 request via EDGAR.

If you have any questions or comments, please contact me at (212) 261-6847.

Sincerely,

/s/ Michael S. Didiuk
Michael S. Didiuk

cc:	Ryan Louvar – WisdomTree

Todd Zerega - Perkins Coie LLP